UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Schmitt Industries, Inc
(Name of Issuer)
Common stock, no par value
(Title of Class of Securities)
806870200
(CUSIP Number)
MICHAEL R. ZAPATA
SENTENTIA Capital Management LLC
New York, New York
(212) 851-3488
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: SENTENTIA GROUP, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 90-00889769
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: SENTENTIA CAPITAL MANAGEMENT LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: MICHAEL R. ZAPATA I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 806870200
ITEM 1.	SECURITY AND ISSUER:
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Schmitt Industries, Inc. ("Issuer"), an Oregon corporation with principal offices located at 2765 NW Nicolai Street, Portland, Oregon 97210-1818.

ITEM 2.	IDENTITY AND BACKGROUND:
This statement is being filed by Michael R. Zapata ("Michael Zapata") and various entities which he directly or indirectly controls or for which he acts as Manager. These entities engage in various aspects of the securities business, primarily as an investor of limited partner investments as general partner or the equivalent of various private investment partnerships or private funds. Certain of these entities may also make investments for their own accounts.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Sententia Capital Management LLC ("SENTENTIA") and Michael Zapata. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".

SENTENTIA makes investments for its own account and in its capacity as the General Partner of Sententia Group, LP and Sententia CI-I, LP, on behalf of Sententia Group, LP and Sententia CI-I, LP.

Michael Zapata is the Founder, Manager and Chief Executive Officer of SENTENTIA.

The Reporting Persons do not admit that they constitute a group.

SENTENTIA is a New York limited liability company with offices at 745 Fifth Avenue, 14th Floor, New York, NY 10151.

(d) Not applicable.
(e) Not applicable.
(f) Sententia Group, LP is organized under the laws of the State of Delaware. Michael Zapata is a citizen of the United States of America. Sententia Capital Management LLC is organized under the laws of New York.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Shares reported herein as beneficially owned by the Reporting Persons were purchased in the open market and paid for using partnership funds. No borrowed funds were used to purchase the Shares. The aggregate purchase price of the Shares reported herein is approximately $580,569.00.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons purchased the Shares based on the Reporting Persons belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that significant value exists in the Shares based on the Issuers three underlying businesses and real estate holdings. The Reporting Persons have engaged with the Board of the Issuer and intend to propose key proposals, to include board representation and a special committee to pursue strategic alternatives, to maximize shareholder value. The Reporting Persons are a fundamental, value investor focused fund with background and experience in both operational management and execution and will support the Issuers stakeholders in their long-term objectives of creating value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The aggregate number of Securities to which this Schedule 13D relates is 263,260 shares, representing 6.59% of the 3,994,545 shares outstanding as of March 31, 2018, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 13, 2018.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Exhibit 99.1 annexed hereto and incorporated herein by reference.

(d) The investment advisory clients of, or partnerships managed by, SENTENTIA have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.

(e) Not applicable
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The powers of disposition and voting of SENTENTIA with respect to Securities owned beneficially by them on behalf of their limited partners with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage are held pursuant to written agreements with such clients, partnerships and funds.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Not applicable.

CUSIP No.: 806870200
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SENTENTIA GROUP, LP By: /s/ Name: Michael Zapata Title: Managing Member of Sententia Capital Management LLC, the General Partner
SENTENTIA CAPITAL MANAGEMENT LLC By: /s/ Name: Michael Zapata Title: Managing Member
MICHAEL R. ZAPATA By: /s/ Name: Michael Zapata Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 806870200
EXHIBIT 99.1

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS IN THE LAST 90 DAYS

Reporting Person Date Shares Purchased Price Per Share
Sententia Group, LP 4/13/18 10,904 $2.14
Sententia Group, LP 4/25/18 10,000 $2.05
Sententia Group, LP 5/4/18 50,000 $2.26
Sententia Group, LP 5/7/18 15,000 $2.14
Sententia Group, LP 5/11/18 10,000 $2.10
Sententia Group, LP 5/14/18 100 $2.14
Sententia Group, LP 5/18/18 5,282 $2.17
Sententia Group, LP 5/21/18 10,400 $2.19
Sententia Group, LP 5/22/18 5,000 $2.18
Sententia Group, LP 5/23/18 10,000 $2.19
Sententia Group, LP 5/24/18 1,226 $2.16
Sententia Group, LP 5/25/18 3,950 $2.19
Sententia Group, LP 5/29/18 4,536 $2.23
Sententia Group, LP 5/30/18 4,271 $2.21
Sententia Group, LP 5/31/18 19,580 $2.23
Sententia Group, LP 6/1/18 6,204 $2.28
Sententia Group, LP 6/4/18 1,700 $2.30
Sententia Group, LP 6/5/18 6,964 $2.29
Sententia Group, LP 6/6/18 14,800 $2.29
Sententia Group, LP 6/7/18 9,278 $2.36
Sententia Group, LP 6/8/18 19,969 $2.50